

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 30, 2013

<u>Via E-mail</u>
Mr. Larry A. Blount
Chief Financial Officer
Energy Services of America Corporation
100 Industrial Lane
Huntington, WV 25702

> **Re: Energy Services of America Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed December 28, 2012**
> **File No. 1-32998**

Dear Mr. Blount:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations,</u>
<u>Overview, page 12</u>

1.   We note your disclosure that the forbearance agreement with United Bank, Inc. that you entered into on November 28, 2012, will require you to sell S.T. Pipeline and to consider recommendations for other on-going operations. Please revise future filing, beginning with your next Form 10-Q, to more fully disclose and discuss the expected impact of the forbearance agreement on your future results, financial condition, and cash flows. Please address the likelihood that the sale of S.T. Pipeline will satisfy your obligations to United Bank, Inc. and in the event you believe additional actions are reasonably possible, please

also disclose and discus the expected of those actions on your future results, financial condition, and cash flows.

Results of Operations, page 15

2.   We note your disclosure that the increase in cost of revenues for the year ended September 30, 2012 was primarily due to two major projects that incurred significant losses. We also note your disclosure that the losses on these projects were the result of two major factors: "unexpected adverse conditions that were not properly accounted for in the original estimate" and "ineffective project management and costs controls." Please explain to us and revise future filing, beginning with your next Form 10-Q, to fully explain each project, including the specific reasons for losses, as well as each of the following:

- the total project value;
- the percentage complete as of each period end;
- the amount of losses recorded to date and the periods when they were recorded;
- how the losses were estimated and how the periods when they were recorded were determined, including the specific facts and circumstances that lead to the losses, the unexpected adverse conditions that were not properly accounted for in the original estimate, and the ineffective project management and costs controls;
- if applicable, the specific facts and circumstances that resulted in additional losses beyond your initial estimates;
- the current status of each project, including if you believe additional losses beyond those currently accrued are reasonably possible; and
- the nature and magnitude of any other projects for which you believe contract losses are reasonably possible.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief